Suite 3400 666 Burrard Street Vancouver, BC Canada, V6C 2X8 Telephone (604) 696-3000 Facsimile (604) 696-3001
VIA EDGAR AND FACSIMILE
November 16th, 2007
Ms. Jennifer O’Brien/ Mr. Kevin Stertzel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Goldcorp Inc.
Response Letter Dated September 13, 2007
File No. 001-12970
Dear Ms. O’Brien/Mr. Stertzel:
Please accept this request for an extension to respond to your comment letter of September 21st, 2007.
We are currently consulting with our auditors in order to ensure the completeness of our responses to these comments. However, additional time is required to coordinate this effort. Therefore, we would propose to provide our written response to you on or before November 30th, 2007.
Should you have further questions, please address your letter to the undersigned.
Yours truly,

Lindsay Hall
Executive Vice President and Chief Financial Officer

cc:	Glenn Ives Deloitte & Touche LLP

Mark Bennett Cassels Brock & Blackwell LLP

Gil Cornblum Dorsey & Whitney LLP